Investor Update

Roche

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Basel, October 12, 2007

Invitation to event on Roche data & results at ACR 2007 and Roche's emerging new franchise in autoimmune diseases

Friday, November 9, 2007

We kindly invite investors and analysts to participate in an event to present and discuss new data and results presented during the 2007 ACR conference (American College of Rheumatology) as well as to provide an update and status on Roche's emerging new franchise in the area of autoimmune diseases.

The event will take place:

Friday, November 9, 2007 from 4:30 to 6:00 PM EST / 22:30 to 24:00 CET

Hilton Boston Financial District
89 Broad Street, Boston, Massachusetts, 02110
Kellogg Ballroom

Following the presentations and the Q&A session, Roche Investor Relations is inviting the participants to stay for a light dinner and an opportunity for informal discussions with key Roche representatives.

Please contact Misty Vita at misty.vita@roche.com before November 2, 2007 if you would like to attend this event.

Conference call

Investors and analysts who cannot attend in person are also invited to join the accompanying conference call either by live audio webcast or by telephone:

F. Hoffmann-La Roche Ltd | CH-4070 Basel | Investor Relations email: | Tel. +41-(0)61-688 88 80 Fax +41-(0)61-691 00 14

Live audio webcast

The live conference call can be accessed via http://www.roche.com/home/investors.htm. Following the event, the MP3 file will be made available for download.

Phone conference call

The live conference call can be accessed using the following dial-in numbers:

+41 91 610 56 00 (Europe)

+44 207 107 0611 (UK)

+1 866 291 4166 (USA)

Please dial in to the conference call 10 – 15 minutes before the call is scheduled to start.

A replay of the conference call will be available one hour after the conference call and then for 48 hours. The replay can be accessed using the following dial-in numbers:

+41 91 612 4330 (Europe)

+44 207 108 6233 (UK)

+1 866 416 2558 (USA)

Enter the ID 284 followed by the # sign

At the time of the conference call, the accompanying presentation will be available from the IR website at http://www.roche.com/home/investors.htm.

###

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Dr. Nicolas Dunant
Phone: +41 (0)61 687 05 17
e-mail: nicolas.dunant@roche.com

Carla Bedard
Phone: +41 (0)61 687 13 00
e-mail: carla_christine.bedard@roche.com

North American investors please contact:
Thomas Kudsk Larsen
Phone: +1 973 235 36 55
Mobile phone: +1 973 393 53 15
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:
International: +41 (0)61 688 88 80
North America: +1 973 562 2233
e-mail: investor.relations@roche.com

Media release

Roche

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Basel, 16 October 2007

Japanese Red Cross selects Roche as partner for nucleic acid screening of entire Japanese blood supply

Unique cobas test system for simultaneous detection of HIV and Hepatitis in donated blood

Roche announced today that the Japanese Red Cross (JRC) has selected Roche as supplier for next-generation nucleic acid screening of the country's 5 million annual blood donations. Nucleic acid testing (NAT) is a highly sensitive technology that can improve blood safety by detecting viral infections other donor screening methods may miss. The tests will be performed on Roche's fully integrated and automated cobas s 401 instrument with the cobas TaqScreen MPX Test. The test is able to simultaneously detect HIV-1 (Groups M & O), HIV-2, Hepatitis B and Hepatitis C viruses in donated blood.

"We are extremely proud that the Japanese Red Cross has selected Roche to provide their next generation NAT screening platform," said Daniel O'Day, President and CEO of Roche Molecular Diagnostics. "Together, the cobas s 401 instrument and the cobas TaqScreen MPX Test represent a significant step forward in blood center automation and improved safety for patients receiving donated blood."

The decision was made following the JRC's extensive in-house evaluation of competitor systems.

The cobas s 401 instrument and cobas TaqScreen MPX Test will, in 2008, replace the Roche AmpliNAT multiplex test that has been in routine use in the three JRC NAT testing centers since 1999. The cobas s 401 instrument fully integrates and automates the real-time PCR sample preparation, amplification and detection steps, greatly increasing laboratory efficiency and reducing the chance for human error that can occur with more manual systems. The cobas TaqScreen MPX Test, used on both the cobas s 401 instrument and modular cobas s 201 system, uses real-time PCR to detect HIV-1 Groups M & O, HIV-2 and Hepatitis B and C viruses. Since being launched in July

F. Hoffmann-La Roche AG CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75

2007, the cobas s 201 system and cobas TaqScreen MPX Test, ideal for low to medium volume NAT testing, has been placed into over 60 blood screening laboratories worldwide.

About the Japanese Red Cross Society Blood Program

In addition to its many activities, the Japanese Red Cross Society, in cooperation with the national government and local authorities, promotes a nation-wide blood donation movement to ensure a continuous supply of the blood products that are essential for medical treatment. The agency was one of the first blood centers in the world to implement nucleic acid screening when it adopted Roche's early multiplex test on a trial basis in 1997. Roche systems have been used exclusively in Japan since 1999. For more information about the Japanese Red Cross Society Blood Program, please visit http://www.jrc.or.jp/english/activity/blood.html

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totaled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Roche's Diagnostics Division offers a uniquely broad product portfolio and supplies a wide array of innovative testing products and services to researchers, physicians, patients, hospitals and laboratories world-wide. For further information, please visit our website at www.roche.com.

Roche Group Media Office

Phone: +41 61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Daniel Piller (Head of Roche Group Media Office)
- Baschi Dürr
- Martina Rupp
- Claudia Schmitt

Investor Update

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

Basel, 15th October, 2007

Reminder: Roche's Third Quarter Sales 2007 Conference Call
Tuesday, October 16th, 2007

Roche will publish its Sales Results for the 3rd Quarter of 2007 prior to the opening of the Swiss Stock Exchange on Tuesday, October 16th, 2007.

07.00 CEST / 6.00 GMT / 1.00 AM EDT

Release will be e-mailed and posted on the Roche IR website http://ir.roche.com.
Presentation slides will be posted on the Roche IR website http://ir.roche.com.

14.00 - 15.15 CEST / 13.00 - 14.15 GMT / 8.00-9.15 AM EDT

Conference call will start with presentations by senior management followed by a Q&A session (live access to the speakers). Participants will be:

Erich Hunziker, Deputy Head of the Corporate Executive Committee and CFO
William M. Burns, CEO Division Roche Pharma
Severin Schwan, CEO Division Roche Diagnostics

Dial in to the conference 10-15 min prior to the scheduled start using the following numbers:

+41 (0) 91 610 56 00 (Europe and ROW)
+44 (0) 207 107 06 11 (UK)
+1 (1) 866 291 41 66 (USA Toll Free)

Alternatively a live audio webcast can be accessed via http://ir.roche.com.

F. Hoffmann-La Roche Ltd CH-4070 Basel Investor Relations email: Tel. +41-(0)61-688 88 80 Fax +41-(0)61-691 00 14

A replay of the conference call will be available one hour after the conference call, for 48 hours.

Access is by dialing:

+41 91 612 43 30 (Europe and ROW) or

+44 207 108 62 33 (UK)

+1 (1) 866 416 25 58 (USA)

and will be asked to enter the ID 259 followed by the # sign

A replay of the webcast will be available on demand at http://ir.roche.com.

Best regards,

Karl Mahler

Head of Investor Relations

###

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Dr. Nicolas Dunant
Phone: +41 (0)61 687 05 17
e-mail: nicolas.dunant@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Carla Bedard
Phone: +41 (0)61 687 13 00
e-mail: carla_christine.bedard@roche.com

North American investors please contact:
Thomas Kudsk Larsen
Phone: +1 973 235 36 55
Mobile phone: +1 973 393 53 15
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:
International: +41 (0)61 688 88 80
North America: +1 973 562 22 33
e-mail: investor.relations@roche.com

Media Release

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

Basel, 16 October 2007

Strong sales growth in the first nine months of 2007 — full-year outlook and Core Earnings per Share target reaffirmed

Roche Group

- Group sales up 12% in local currencies to 33.9 billion Swiss francs. As anticipated, Tamiflu sales decline significantly in third quarter following completion of outstanding pandemic stockpiling orders
- Full-year outlook reaffirmed: Group and Pharmaceuticals Division anticipate double-digit sales increases, and both divisions expect above-market growth; target is for Core Earnings per Share to grow faster than Group sales

Pharmaceuticals Division

- Nine-month pharmaceutical sales up 14% in local currencies and 13% in Swiss francs, more than twice the global market growth rate
- Third-quarter sales growth, excluding pandemic Tamiflu, reaches 12%, continuing double digit-growth trend of recent years
- All key cancer medicines post double-digit growth
- Positive market response following EU launch of Avastin in advanced lung cancer
- Mircera launched in EU for anemia – early uptake encouraging
- Four pivotal phase III registration trials with Actemra in rheumatoid arthritis meet primary objectives, regulatory filings on track for end of 2007.
- Phase III studies with Avastin in important additional indications initiated (adjuvant non-small cell lung cancer, gastric cancer, aggressive non-Hodgkin's lymphoma)
- Phase III studies starting with ocrelizumab in rheumatoid arthritis and lupus, and with pertuzumab in metastatic breast cancer
- Genentech completes acquisition of Tanox, Inc.

Diagnostics Division

- Sales grow 5% in local currencies and 6% in Swiss francs
- All regions contribute to higher sales, with strong growth in Asia-Pacific (18%)
- Solid growth driven by Professional Diagnostics (7%) and Applied Science (10%)
- Molecular Diagnostics' sales down as expected (-3%) due to a decline in industrial sales
- Contract signed with Japanese Red Cross for blood-screening products
- NimbleGen transaction completed

Unless otherwise stated, all growth rates are based on local currencies.

Commenting on the Group's sales performance in the first nine months of 2007, Roche Chairman and CEO Franz B. Humer said: 'With its strong 9-month sales growth of 12%, the Roche Group continues to outperform the market. Revenue growth in the second half of last year, as we all know, was also driven by a peak in stockpiling orders for Tamiflu for use in the event of a pandemic. With those orders now filled, I am all the more pleased to report that our Pharmaceuticals Division continued its double-digit growth*, with 12% in the third quarter, fuelled by a broad and young portfolio of innovative medicines for cancer, hepatitis and osteoporosis. Particularly important for our future growth is the progress being made in our broad programme of clinical trials: several important projects are now entering or are ready to enter phase III.'

* Without pandemic sales of Tamiflu to governments and corporations

Roche Group

Double-digit growth for Roche Group and Pharmaceuticals

	2007	2006	% Change	
Sales from January to September	mCHF	mCHF	in CHF	in local currencies
Pharmaceuticals Division	27,124	23,912	+13	+14
Roche	16,792	14,921	+13	+10
Genentech	7,850	6,522	+20	+24
Chugai	2,482	2,469	+1	+7
Diagnostics Division	6,823	6,415	+6	+5
Roche Group	33,947	30,327	+12	+12

See attachment to this release for details on quarterly sales growth.

The Roche Group posted sales of 33.9 billion Swiss francs in the first nine months of 2007, an increase of 12% in both local currencies and Swiss francs (16% in US dollars) over the same period last year. Sales by the Pharmaceuticals Division grew 14% in local currencies (13% in Swiss francs), with Roche Pharma advancing 10%, Genentech 24% and Chugai 7%. The Diagnostics Division recorded a sales increase of 5% in local currencies (6% in Swiss francs, 10% in US dollars).

Outlook for 2007 reaffirmed

For full-year 2007 Roche anticipates continued strong growth and reaffirms its sales and Core Earnings per Share outlook: Roche expects the Group's and the Pharmaceuticals Division's sales to grow at double-digit rates in local currencies. In both the Pharmaceuticals and the Diagnostics

Division Roche anticipates continued above-market sales growth. The target is for Core Earnings per Share to grow faster than Group sales.

Pharmaceuticals Division

Strong above-market performance sustained

In the first nine months of 2007 the Pharmaceuticals Division continued its strong double-digit growth, with sales advancing 14% in local currencies (13% in Swiss francs; 17% in US dollars). This is more than twice the global market average. Sales advanced well ahead of the market in both North America (16% vs 6%) and Europe (12% vs 6.5%), and in Japan the return to above-market growth (7% vs 3.5%) was maintained. Growth in all regions was primarily driven by strong demand for the division's oncology products, which now account for half of pharmaceutical sales. After peak pandemic stockpiling sales of 1.5 billion Swiss francs in the second half of 2006, uptake of Tamiflu by governments and corporations has slowed, as forecast. Excluding pandemic sales, the division's growth rate in the third quarter was 12%.

Oncology – flagship products continue to perform strongly

Combined sales of the division's oncology products increased 21% in the first nine months. This strong growth further reinforces Roche's position as the world's leading provider of cancer medicines.

Sales of MabThera/Rituxan (rituximab) for non-Hodgkin's lymphoma (NHL) continue to grow strongly, advancing 17% globally and 23% in Europe/Rest of World (RoW). Growth is being driven by increasing use of MabThera in its new indication as maintenance therapy, adding to sales from its established indications as first line treatment of indolent and aggressive NHL. Substantial increases were seen in emerging markets, especially in Latin America and in the Asia–Pacific region.

Global sales of Herceptin (trastuzumab), the only targeted therapy with survival benefits in both early and advanced HER2-positive breast cancer, continued their strong growth (26%), with particularly large gains in Europe/RoW (42%). New data show that, when used preoperatively in combination with chemotherapy, Herceptin can eradicate breast tumours in nearly three times as many patients with inflammatory breast cancer (an aggressive form of the disease) as chemotherapy alone.

Avastin (bevacizumab) sales increased 41% worldwide compared with the same period last year.

Sales grew strongly in all regions, particularly in Europe/RoW (+58%). Following its European approval in metastatic breast cancer last March, Avastin additionally received EU approval in August for the first line treatment of patients with advanced non-small cell lung cancer, the most common form of the disease, in combination with platinum-based chemotherapy. This indication was approved in the US in 2006. These approvals represent a significant advance in the treatment of lung cancer, as this is the first therapy shown to extend survival beyond one year. In August Genentech resubmitted its supplemental marketing application to the US Food and Drug Administration (FDA) for use of Avastin in combination with paclitaxel as first-line treatment of patients with locally recurrent or metastatic breast cancer. Genentech has been notified by the FDA that the application will be reviewed by the agency's Oncologic Drugs Advisory Committee (ODAC) at a meeting in December. The FDA's action date for review of the supplemental application is 23 February 2008. New data from a large international study (First BEAT) presented at the European Cancer Conference (ECCO) in September show that, of the 11.5% of patients with initially inoperable metastatic colorectal cancer who became eligible for surgery following treatment with Avastin plus standard chemotherapy, almost 80% were able to undergo complete surgical removal of their metastatic lesions. This rate of curative surgery is higher than that previously seen in trials with other biologic–chemotherapy combinations.

Xeloda (capecitabine) posted double-digit growth (18%), driven by good sales in both the United States (+19%) and Europe/RoW (+17%). New follow-up data from the X-ACT trial presented at ECCO show that patients with advanced colon cancer whose disease has progressed live longer when taking oral Xeloda compared with the current standard treatment, intravenous 5-fluorouracil (5-FU) plus folinic acid. This adds to the growing body of evidence that supports replacing 5-FU with Xeloda in colon cancer.

Tarceva (erlotinib), the only epidermal growth factor receptor (EGFR) inhibitor with a proven survival benefit in advanced lung and pancreatic cancer, continued its strong growth (34%), with Europe/RoW (90%) the main driver. In non-small cell lung cancer, interim data from TRUST, a major open-label study of Tarceva in more than 12,000 patients from 59 countries, and data from MERIT, the largest prospective genomic profiling study ever conducted in this indication, were presented this year at the World Conference on Lung Cancer in Seoul (Korea) and at ECCO. Data from both studies reinforce the survival benefits that patients experienced in the landmark BR.21 study that earned Tarceva marketing approval in over 80 countries.

Anemia — Mircera gains European approval, rollout starts

In July the European authorities approved Mircera (methoxy polyethylene glycol-epoetin beta),

Roche's innovative continuous erythropoietin receptor activator, for the treatment of anemia associated with chronic kidney disease (CKD). The prescribing information (label) differentiates Mircera from other erythropoiesis-stimulating agents (ESAs) in the EU by allowing twice-monthly administration of Mircera for correction of anemia and direct conversion of all CKD patient types to a monthly maintenance schedule. The product has just been launched in Austria, Germany, Sweden and the UK, and initial uptake is encouraging. The recent approval of Mircera in Switzerland has triggered filings in numerous other countries worldwide. Roche is now in discussions with the FDA to finalise the product's US label. The US court case in the lawsuit brought against Roche by Amgen alleging patent infringement began in early September, and a verdict is expected by the end of October.

Combined sales of Roche's NeoRecormon and Chugai's Epogin (epoetin beta) were down 4% in a market that remains highly competitive. While the decline in NeoRecormon sales was slight (-2%), sales of Epogin in Japan (-10%) continued to be affected by government-mandated price cuts and reimbursement changes.

Transplantation — steady growth maintained

The immunosuppressant CellCept (mycophenolate mofetil) continued to record steady sales growth worldwide (8%), driven by solid sales in both the US and Europe. Growth continues to be driven by physicians' recognition of the long-term protective benefits of CellCept compared with other, more toxic therapies.

Virology – significant number of Tamiflu pandemic orders filled

Worldwide sales of Tamiflu (oseltamivir) in the first nine months of 2007 declined 2% compared with the year-earlier period. As anticipated, third-quarter 2007 sales were more than 400 million Swiss francs (or 60%) lower than in Q3 2006 , primarily because stockpiling orders from governments and corporations as part of pandemic readiness plans have largely been completed, and no significant new orders have been received recently. Seasonal sales of Tamiflu in Japan have been negatively affected by the mild 2006/2007 flu season and restrictions imposed by the authorities on the use of the medicine in adolescents. This has been more than outweighed, however, by a substantial increase in pandemic sales to the Japanese government. Recent WHO guidelines have reinforced the position of Tamiflu as the treatment of choice for avian influenza (bird flu).

Roche's hepatitis franchise continues to be led by Pegasys (peginterferon alfa-2a), which delivered steady growth of 10% in a flat market. Copegus (ribavirin) sales continued to decline as a result of

generic competition and were down 10% in the first nine months. Initial market response in Japan to the rollout of combined Pegasys plus Copegus for hepatitis C has been positive.

In HIV, Fuzeon (enfuvirtide) continues to deliver steady sales growth (10%), particularly in Europe. The recall of the HIV medication Viracept (nelfinavir), begun in June following the discovery of a chemical impurity in some production batches, has been implemented in all markets where Roche supplies the product. In September the Committee for Medicinal Products for Human Use (CHMP) recommended reinstating the suspended marketing authorisation for Viracept in the European Union. The Committee stated that it is satisfied with the actions taken by Roche. The final decision on lifting the suspension rests with the European Commission.

Autoimmune diseases – increasing adoption of MabThera/Rituxan in rheumatoid arthritis

Adoption by physicians of MabThera/Rituxan (rituximab) for rheumatoid arthritis (RA) continues to increase. New data presented at the annual meeting of the European League Against Rheumatism (EULAR) in June demonstrate that the product's effectiveness in relieving the distressing symptoms of RA is sustained or further improved with subsequent courses of treatment, as is the number of patients achieving remission. The data also show that the safety profile of MabThera/Rituxan remained unchanged in patients who had received as many as seven courses of treatment at 6- to 12-month intervals. A recent study in patients whose RA had responded inadequately to one or more tumour necrosis factor (TNF) inhibitors found that treatment with MabThera controlled disease activity more effectively than switching to another TNF inhibitor.

MabThera/Rituxan is currently approved for use in patients with active RA who have an inadequate response to or are unable to tolerate TNF inhibitor therapy. It was recently recommended by the National Institute for Clinical Excellence (NICE) in England and Wales, making it the first and only therapy recommended by the Institute for patients with an inadequate response to one or more TNF inhibitor therapies.

Metabolic Diseases – new data support Bonviva/Boniva

In a highly competitive market, nine-month sales of Bonviva/Boniva (ibandronic acid) for the treatment of postmenopausal osteoporosis almost doubled to 604 million Swiss francs compared with the previous-year period. New data strengthening the product's efficacy profile were presented at the annual meeting of the American Society of Bone Mineral Research in September.

Sales of the prescription weight-loss medication Xenical (orlistat 120 mg) declined 8% worldwide and 21% in the United States, where Roche's partner GlaxoSmithKline is successfully launching

non-prescription orlistat 60 mg under the brand name *alli*. As licensor, Roche will receive royalties on sales of *alli*.

In August Genentech announced that it had completed the acquisition of Tanox, Inc. The acquisition gives Genentech improved profitability on Xolair (omalizumab), the asthma medication jointly developed and commercialised by Genentech, Tanox and Novartis. Through the acquisition, Genentech eliminates the royalty on Xolair sales which it previously paid to Tanox and obtains Novartis' profit share and royalty payments to Tanox.

Development — major additions to pipeline and growth prospects

As of 30 September 2007 the Pharmaceuticals Division's R&D pipeline (phase I to III/registration) included 58 new molecular entities (NMEs) and 56 additional indications (AIs). During the third quarter of 2007 the following major pipeline changes occurred: two projects entered phase II; one phase II project was discontinued; five projects entered phase III, and two projects received regulatory approval; no phase III projects were discontinued.

The development programme for Avastin continues to make steady progress. Additional important phase III trials have started, studying use of the product in early-stage non-small cell lung cancer and metastatic gastric (stomach) cancer, as well as combined MabThera and Avastin in aggressive non-Hodgkin's lymphoma. Phase III studies with pertuzumab in metastatic breast cancer are expected to start before the end of 2007.

Actemra (tocilizumab), an innovative IL-6 receptor inhibitor in development as a novel treatment for rheumatoid arthritis (RA), has passed another milestone with the announcement in July of phase III study results that for the first time showed superiority of monotherapy with a biologic medicine over the standard effective dose regimen of methotrexate, a drug commonly use to treat RA. This is the fourth international phase III trial to meet its primary objective. Preparations for marketing applications in the United States and the European Union based on the data from all four trials are on schedule. Roche expects to submit these by the end of 2007. A fifth international study is progressing on track, with results expected towards the end of 2008.

Ocrelizumab, a humanised anti-CD20 monoclonal antibody, is now in phase III development for RA, with three trials by Roche and Genentech currently ongoing. Ocrelizumab is also being investigated as a potential treatment for other autoimmune diseases, including systemic lupus erythematosus and multiple sclerosis. Phase III studies in lupus are expected to start in November. Phase II studies with ocrelizumab in patients with relapsing-remitting multiple sclerosis are

currently being prepared.

Based on preliminary results released in June from an ongoing phase III trial of CellCept in lupus nephritis conducted by Aspreva, Roche and Aspreva have decided not to proceed at this time with a regulatory filing for the product as induction therapy for this autoimmune condition.

Progress in mid-stage development pipeline

In addition to its ongoing programme to investigate combined Pegasys and Copegus in additional hepatitis indications, Roche is developing a number of potential new treatments for hepatitis C virus (HCV) infection. R1626, currently in phase II clinical testing, is a polymerase inhibitor that has shown robust antiviral effects; it is being studied in combination with Pegasys and Copegus. Roche also has promising anti-HCV compounds in phase I development, including the polymerase inhibitor R7128 (collaboration with Pharmasset) and the protease inhibitor R7227 (collaboration with InterMune).

In the autoimmune area Roche has decided to terminate development of R1503 (p38 kinase inhibitor, for RA) as it did not reach the predefined efficacy threshold. Clinical testing of other promising oral drug candidates for autoimmune diseases, including R3421 (PNP inhibitor, in phase II with BioCryst) and R3477 (S1P1 receptor agonist, in phase I with Actelion), is progressing on track.

In the diabetes and metabolic diseases area Roche has moved R1579 (DPP-IV inhibitor) into phase II clinical trials. First data from phase IIb testing of R1583 (GLP-1, sustained-release formulation) are expected before year-end. Both molecules are being developed to treat type 2 diabetes. Following encouraging data from phase II studies with the CETP inhibitor R1658 (dyslipidemia, collaboration with Japan Tobacco) and positive discussions with the health authorities, Roche is now close to a phase III decision on this promising molecule.

Diagnostics Division

Professional Diagnostics and Applied Science drive sales growth

Roche Diagnostics posted sales of 6.8 billion Swiss francs in the first nine months of 2007, an increase of 5% in local currencies (6% in Swiss francs, 10% in US dollars) over the year-earlier period. Professional Diagnostics reported solid single-digit growth, and Applied Diagnostics double-digit growth. The Diabetes Care business increased its sales 4%. Molecular Diagnostics'

nine-month sales declined 3% overall but grew 3% excluding industrial reagents. All regions contributed to growth, with divisional sales showing single-digit gains in the EMEA region (Europe, Middle East, Africa), North America and Japan and double-digit growth in Asia–Pacific and Latin America. The acquisition of US-based NimbleGen Systems, Inc., a leading supplier of high-density microarrays, was completed in August.

Professional Diagnostics — above-market immunoassay sales continue

Roche Professional Diagnostics (formerly Centralized Diagnostics and Near Patient Testing) reported an overall sales increase of 7%. The increase was led by immunoassay sales, which continued to grow at a rate of 12%, or twice as fast as the market. Top-selling assays included tests for the cardiac markers troponin T and NT-proBNP and for the thyroid marker TSH (thyroid-stimulating hormone). In July a vitamin D test was added to the bone marker menu for diagnosing osteoporosis. Clinical chemistry sales continued to grow in line with the market.

Strong demand continues for the cobas 6000 analyser series, launched last year for medium-volume laboratories. The cobas e 411 immunochemistry analyser, the first in the new cobas 4000 series for small-volume laboratories, is already on the market, and a clinical chemistry instrument for the series will follow in the fourth quarter of this year.

Products for decentralised testing were again significant growth drivers. The underlying growth of the coagulation self-monitoring business remains strong thanks to the CoaguChek platform. Sales of point-of-care cardiac assays have continued to accelerate, particularly in Europe, following the launch of the portable cobas h 232 cardiac testing system in February.

Sales of hospital glucose testing products continued their strong upward trend, led by the US market. In ambulatory care, the cobas h 152 was launched in September as a successor to the highly successful Accutrend line. This easy-to-use device is the first handheld meter capable of measuring glucose, cholesterol, triglycerides and lactate in blood.

Diabetes Care — strong uptake of Accu-Chek Spirit insulin pump

Roche Diabetes Care's nine-month sales grew 4% in the face of increasing reimbursement pressures in the United Kingdom and Germany, and slower market growth in the United States and other key markets. These factors affected both volume and price growth. The Accu-Chek Aviva, Accu-Chek Performa and Accu-Chek Compact blood glucose monitors were the main growth drivers. The Accu-Chek Spirit insulin pump delivered strong double-digit growth. The most recent upgrade of

the Accu-Chek Compact Plus, an integrated monitoring system combining test strips and lancing capabilities in a single device, premiered in September at this year's annual meeting of the European Association for the Study of Diabetes and will be rolled out to markets starting in the fourth quarter of this year. Roche remains the clear leader in the growing integrated glucose monitor segment.

North American sales advanced at a single-digit rate for the first nine months. The Accu-Chek Spirit insulin pump has been well received and continues to attract customers in the United States, where it was launched in late 2006. The global rollout of the Accu-Chek Performa monitor continued with launches in Argentina and France. The new Accu-Chek Compact Plus and the Accu-Chek Performa are expected to contribute to increased fourth-quarter sales growth.

Molecular Diagnostics – blood screening contract signed with Japanese Red Cross

Roche Molecular Diagnostics maintained its leading market share, with nine-month sales down 3% from the same period in 2006. Excluding industrial reagents, sales were up 3%. Virology, one of the business area's largest segments, grew 3%, driven by placements of the automated Cobas AmpliPrep/Cobas TaqMan platform in Europe, Asia–Pacific and the United States.

In the blood screening segment, the US Food and Drug Administration (FDA) approved the cobas TaqScreen West Nile Virus Test, which is also under regulatory review in Canada. Commercialisation of the test in the United States began in September. The Japanese Red Cross has awarded Roche a contract to supply its fully integrated, next-generation cobas s 401 instrument and multiplexing reagents to screen the entire Japanese Red Cross blood supply (five million blood donations annually) for HIV and hepatitis B and C viruses (HBV, HCV). The contract will be effective from 2008. In addition, FDA reviews are under way of a multiplex blood screening test for HIV, HCV and HBV and of HBV and HCV tests for the virology segment.

Applied Science — life science products drive growth

Roche Applied Science posted a 10% increase in nine-month sales. The LightCycler 480 and Genome Sequencer 20 systems and research reagents were again the main growth drivers.

The acquisition in August of NimbleGen Systems, Inc., a pioneer in DNA microarrays, has brought Roche a step closer to its strategic goal of providing complete workflow solutions for the genomics and post-genomics life science markets. This followed the acquisition of 454 Life Sciences in May, a deal that reinforces Roche's position as a major player in the genome sequencing market.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolic disorders and diseases of the central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai, and invests approximately 7 billion Swiss francs a year in R&D. Worldwide, the Group employs about 75,000 people. Additional information is available on the Internet at www.roche.com.

Additional information

- Media release including a full set of tables: www.roche.com/med-cor-2007-10-16
- Roche Pharma pipeline: www.roche.com/inv_pipeline

Next event

- Full-year results 2007: 30 January 2008 (tentative date)

Roche Group Media Office

Phone: +41 -61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Daniel Piller (Head of Roche Group Media Office)
- Baschi Dürr
- Martina Rupp
- Claudia Schmitt

Disclaimer: Cautionary statement regarding forward-looking statements
This document contains certain forward-looking statements. These forward-looking statements may be identified by words such as 'believes', 'expects', 'anticipates', 'projects', 'intends', 'should',

'seeks', 'estimates', 'future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this document, among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products, including without limitation negative results of clinical trials or research projects, unexpected side-effects of pipeline or marketed products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity and news coverage. The statement regarding earnings per share growth is not a profit forecast and should not be interpreted to mean that Roche's earnings or earnings per share for any current or future period will necessarily match or exceed the historical published earnings or earnings per share of Roche.

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